EXHIBIT 99.1

Caledonia Mining Corporation Plc Announcement of gold support price for Zimbabwean gold miners

ST. HELIER, Jersey, May 13, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) notes the recent press statement from Fidelity Printers & Refiners in Zimbabwe (“Fidelity”) regarding the Gold Support Price.

Caledonia’s operating subsidiary Blanket Mine (“Blanket”) sells its gold production to Fidelity in Zimbabwe and is contractually entitled to receive a price which is derived from the afternoon price fixed by the London Bullion Market Association (the “LBMA price”) the day after the bullion delivered has been assayed.

The announcement by Fidelity states that to incentivize gold production in Zimbabwe it will pay an incentive price over and above the contractual purchase price. This incentive price will be $44,000 per kilogram ($1,368.55/ounce), a premium of approximately $86/ounce (6.7%) on the current prevailing LBMA Spot price. At this stage it is unclear how long the gold support price will remain in place, how, when and by what rationale it may be adjusted in the future and whether the additional income associated with the gold support price will be subject to Zimbabwean income tax or royalty deductions. Caledonia has made requests for clarity on these issues and will notify the market in due course if appropriate.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Jessica Cave/James Sinclair Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204